CONFORMED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


11007827

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

The Republic of Uruguay
Exact name of registrant as specified in charter

0000102385
Registrant CIK number

Form 18-K (annual report for fiscal year ended December 31, 2010)
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-07128
SEC file number, if available

S-______
(Series identifiers(s) and name(s), if applicable; add more lines as needed)

C-______
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2010
Report period (if applicable)

______
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

___ Rule 201 (Temporary Hardship Exemption)

___ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Montevideo, Uruguay, on the 1st day of July, 2011.

REPÚBLICA ORIENTAL DEL URUGUAY

By: /s/ Fernando Lorenzo
Name: Fernando Lorenzo
Title: Minister of Economy and Finance of República Oriental del Uruguay